EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following illustrates the computation of the ratio of earnings to fixed charges for the nine months ended September 30, 2004 and 2003 and the year ended December 31, 2003. The earnings for the years ended December 31, 2002 through 1999 were inadequate to cover total fixed charges. The coverage deficiencies for the years ended December 31, 2002 through 1999 were (in thousands): $63,192, $6,665,780, $3,082,114 and $287,992, respectively.

	Nine months ended		Year ended
	September 30,		December 31,
	2004	2003	2003
Earnings:
Income from continuing operations before income taxes	$22,624	$9,333	$20,745
Add:
Fixed charges	19,639	15,342	21,709

Pretax net income as adjusted	$42,263	$24,675	$42,454

Fixed charges:
Interest (includes amortization of debt issuance costs)	$14,429	$10,444	$15,214
Interest factor in rent expense	5,210	4,898	6,495

Total fixed charges	$19,639	$15,342	$21,709

Ratio of earnings to fixed charges	2.2	1.6	2.0